FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

3 August 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

  S198 Barclays
  Results of Annual General Meeting
  Information on New Director - Baroness Symons
  Information on New Director - Ken Smart
  Information on New Director - Martin George

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 3 August 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	S198 Barclays
2.	Results of Annual General Meeting
3	Information on New Director - Baroness Symons
4.	Information on New Director - Ken Smart
5.	Information on New Director - Martin George

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	31,741
Bank of Ireland	272,815
Bank of Ireland	714,235
Bank of Ireland	482,702
Bank of Ireland	699,960
Bank of Ireland	47,344
Bank of New York	26,094
Bank of New York	40,054
Bank of New York	2,935,358
Bank of New York	414,297
Bank of New York	2,118,298
Bank of New York	2,202,378
Bank of New York	246,808
Bank of New York	244,152
BARCLAYS CAPITAL NOMINEES	3,055,665
BARCLAYS CAPITAL SECURITIES LIMITED	1,000
Barclays Noms Monument R97	14,022
Barclays Trust & Co & Others	9,611
Barclays Trust Co R69	1,321
Barclayshare Nominees Limited	3,498
BNP PARIBAS	314,463
BNY (OCS) Nominees Ltd	227,739
BNY (OCS) Nominees Ltd	502,444
BT Globenet Nominees Ltd	189,685
CHASE NOMINEES LTD	612,398
CHASE NOMINEES LTD	158,302
CHASE NOMINEES LTD	138,203
CHASE NOMINEES LTD	178,866
CHASE NOMINEES LTD	1,342,017
CHASE NOMINEES LTD	27,803,223
CHASE NOMINEES LTD	431,399
CHASE NOMINEES LTD	72,384
CHASE NOMINEES LTD	106,448
CHASE NOMINEES LTD	137,606
CHASE NOMINEES LTD	282,055
CHASE NOMINEES LTD	386,806
CHASE NOMINEES LTD	575,907
CHASE NOMINEES LTD	418,808
CHASE NOMINEES LTD	1,062,058
CHASE NOMINEES LTD	19,966
CHASE NOMINEES LTD	127,183
CIBC MELLON GLOBAL SECURITIES	185,207
Citibank	273,994
Citibank	259,175
Clydesdale Nominees - HGB0125	4,080
Clydesdale Nominees - HGB0125	347
Deutsche Bank London	11,505
Deutsche Bank London	1,412,369
HSBC	611,671
HSBC	88,785
HSBC	27,419
HSBC Nominees	264,607
INVESTOR BANK AND TRUST CO	211,071
INVESTOR BANK AND TRUST CO	6,110
INVESTOR BANK AND TRUST CO	80,975
INVESTOR BANK AND TRUST CO	30,354
INVESTOR BANK AND TRUST CO	15,321
INVESTOR BANK AND TRUST CO	100,345
INVESTOR BANK AND TRUST CO	121,427
INVESTOR BANK AND TRUST CO	1,211,672
INVESTOR BANK AND TRUST CO	113,490
INVESTOR BANK AND TRUST CO	2,729,024
INVESTOR BANK AND TRUST CO	715,328
INVESTOR BANK AND TRUST CO	7,855
INVESTOR BANK AND TRUST CO	1,444,239
INVESTOR BANK AND TRUST CO	643,920
INVESTOR BANK AND TRUST CO	3,159,633
INVESTOR BANK AND TRUST CO	30,438
INVESTOR BANK AND TRUST CO	105,957
INVESTOR BANK AND TRUST CO	5,686
INVESTOR BANK AND TRUST CO	67,162
INVESTOR BANK AND TRUST CO	9,268,325
JP MORGAN (BGI CUSTODY)	14,653
JP MORGAN (BGI CUSTODY)	1,806
JP MORGAN (BGI CUSTODY)	8,042
JP MORGAN (BGI CUSTODY)	344,299
JP MORGAN (BGI CUSTODY)	33,830
JP MORGAN (BGI CUSTODY)	993,088
JP MORGAN (BGI CUSTODY)	601,617
JP MORGAN (BGI CUSTODY)	65,109
JP MORGAN (BGI CUSTODY)	359,389
JP MORGAN (BGI CUSTODY)	610,924
JP MORGAN (BGI CUSTODY)	11,722,430
JP MORGAN (BGI CUSTODY)	217,610
JP MORGAN (BGI CUSTODY)	137,798
JP MORGAN (BGI CUSTODY)	395,916
JP MORGAN (BGI CUSTODY)	90,392
JP MORGAN (BGI CUSTODY)	8,768
JP MORGAN (BGI CUSTODY)	23,014
JP MORGAN (BGI CUSTODY)	6,913
JP MORGAN (BGI CUSTODY)	85,118
JP MORGAN (BGI CUSTODY)	268,607
JP MORGAN (BGI CUSTODY)	623,982
JP MORGAN (BGI CUSTODY)	14,786
JP MORGAN (BGI CUSTODY)	3,343,978
JP MORGAN (BGI CUSTODY)	665,479
JPM Frankfurt	659,100
JPMORGAN CHASE BANK	16,979
JPMORGAN CHASE BANK	93,834
JPMORGAN CHASE BANK	1,092,458
JPMORGAN CHASE BANK	70,271
JPMORGAN CHASE BANK	72,048
JPMORGAN CHASE BANK	373,472
JPMORGAN CHASE BANK	16,946
JPMORGAN CHASE BANK	1,274
JPMORGAN CHASE BANK	8,042
JPMORGAN CHASE BANK	20,917
JPMORGAN CHASE BANK	5,393
JPMORGAN CHASE BANK	1,806
JPMORGAN CHASE BANK	33,941
JPMORGAN CHASE BANK	5,101
JPMORGAN CHASE BANK	6,011
JPMORGAN CHASE BANK	14,653
JPMORGAN CHASE BANK	76,296
JPMORGAN CHASE BANK	15,353
JPMORGAN CHASE BANK	289,134
JPMORGAN CHASE BANK	56,496
JPMORGAN CHASE BANK	21,008
JPMORGAN CHASE BANK	109,911
JPMORGAN CHASE BANK	707,541
JPMORGAN CHASE BANK	537,359
JPMORGAN CHASE BANK	614,853
KAS Associates	85,326
Master Trust Bank	22,106
Mellon	89,987
Mellon Bank	2,482,425
MELLON	110,806
Mellon	74,772
Mellon Trust Boston & SF	463,307
Mellon Trust Boston & SF	73,654
Mellon Trust of New England	585,368
Midland Bank (HSBC Bank PLC)	1,692,731
MITSUBISHI TRUST INTERNATIONAL	12,920
MITSUBISHI TRUST INTERNATIONAL	3,742
Nordea Bank	28,257
NORTHERN TRUST BANK	76,461
NORTHERN TRUST BANK	31,590
NORTHERN TRUST BANK	259,966
NORTHERN TRUST BANK	138,163
NORTHERN TRUST BANK	227,220
NORTHERN TRUST BANK	1,289,061
NORTHERN TRUST BANK - BGI SEPA	640,694
NORTHERN TRUST BANK - BGI SEPA	155,542
NORTHERN TRUST BANK - BGI SEPA	690,740
R C Greig Nominees Limited	32,905
R C Greig Nominees Limited	8,475
R C Greig Nominees Limited	47,727
R C Greig Nominees Limited	8,854
Reflex Nominees Limited	393
Reflex Nominees Limited	2,819
STATE STREET	8,808
STATE STREET	118,007
STATE STREET	534,977
STATE STREET	11,123
STATE STREET	218,764
STATE STREET	7,711
STATE STREET	31,785
STATE STREET	22,894
STATE STREET	16,392
STATE STREET BOSTON	47,907
STATE STREET BOSTON	353,941
STATE STREET TRUST OF Canada	211,071
Sumitomo TB	5,831
UBS	15,385
Zeban Nominees Limited	82,743
TOTAL	108,437,899

5. Number of shares / amount of stock acquired

42,905,801

6. Percentage of issued class

3.79%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

14 July 2005

12. Total holding following this notification

108,437,899

13. Total percentage holding of issued class following this notification

9.58%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

15 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

British Airways Plc Poll Results

Annual General Meeting 19 July 2005

Resolution	For	%	Against	%	Vote Withheld
1. Report and Accounts	583,542,059	99.87	761,800	0.13	24,819,277
2. Remuneration Report	563,550,811	98.74	7,179,237	1.26	12,321,176
3. Re-election of John Rishton	604,969,046	99.37	3,838,444	0.63	303,308
4. Re-election of Maarten van den Bergh	605,940,958	99.56	2,701,036	0.44	478,262
5. Election of Denise Kingsmill	606,625,496	99.65	2,135,449	0.35	363,470
6. Election of William Walsh	603,357,692	99.11	5,421,494	0.89	328,340
7. Election of Martin George	606,413,235	99.61	2,351,166	0.39	342,071
8. Election of Ken Smart CBE	606,736,783	99.67	1,997,838	0.33	377,098
9. Election of Baroness Symons of Vernham Dean	605,853,743	99.54	2,801,532	0.46	450,203
10. Re-appointment of Auditor	572,370,103	99.57	2,477,436	0.43	8,176,290
11. Remuneration of Auditor	607,720,950	99.84	984,944	0.16	370,208
12. British Airways Performance Share Plan	535,682,738	96.43	19,843,180	3.57	27,479,714
13. Adoption of New Articles of Association	508,101,883	99.32	3,463,501	0.68	71,441,634

Information required on the Appointment of a New Director:

Baroness Symons of Vernham Dean ("the Director")

  1. Details of all directorships held by the Director in any other publicly quoted company at any time in the previous five years, indicating dates of retirement or resignation where applicable.

Current Directorships:	None

Past Directorships:	None

  2. Details of any unspent convictions in relation to indictable offences.

Not applicable.

  3. Details of any bankruptcies or individual voluntary arrangements of the Director.

Not applicable.

  4. Details of any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the Director was an executive director at the time of, or within the 12 months preceding, such events.

Not applicable.

  5. Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the Director was a partner at the time of, or within the 12 months preceding, such event.

Not applicable.

  6. Details of receiverships of any asset of the Director or of any partnership of which the Director was a partner at the time of, or within the 12 wmonths preceding, such event.

Not applicable.

  7. Details of any public criticisms of the Director by any statutory or regulatory authorities (including designated professional bodies) and whether the Director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Not applicable.

Baroness Symons of Vernham Dean:

Interests in the securities of British Airways Plc

1.	Ordinary shares	none

2.	Ordinary shares subject to restrictions:	n/a

3.	Ordinary Share Options (Nil paid for grant):	n/a

4.	Savings Related Share Option Schemes:	n/a

5.	Conditional Ordinary Share Options:	n/a

Information required on the Appointment of a New Director:

Kenneth Smart CBE ("the Director")

  1. Details of all directorships held by the Director in any other publicly quoted company at any time in the previous five years, indicating dates of retirement or resignation where applicable.

Current Directorships:	None

Past Directorships:	None

  2. Details of any unspent convictions in relation to indictable offences.

Not applicable.

  3. Details of any bankruptcies or individual voluntary arrangements of the Director.

Not applicable.

  4. Details of any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the Director was an executive director at the time of, or within the 12 months preceding, such events.

Not applicable.

  5. Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the Director was a partner at the time of, or within the 12 months preceding, such event.

Not applicable.

  6. Details of receiverships of any asset of the Director or of any partnership of which the Director was a partner at the time of, or within the 12 wmonths preceding, such event.

Not applicable.

  7. Details of any public criticisms of the Director by any statutory or regulatory authorities (including designated professional bodies) and whether the Director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Not applicable.

Kenneth Smart CBE: Interests in the securities of British Airways Plc

1.	Ordinary shares	none

2.	Ordinary shares subject to restrictions:	n/a

3.	Ordinary Share Options (Nil paid for grant):	n/a

4.	Savings Related Share Option Schemes:	n/a

5.	Conditional Ordinary Share Options:	n/a

Information required on the Appointment of a New Director:

Martin George ("the Director")

  1. Details of all directorships held by the Director in any other publicly quoted company at any time in the previous five years, indicating dates of retirement or resignation where applicable.

Current Directorships:	UNIQ PLC Appointed 7/10/2003

Past Directorships:	None

  2. Details of any unspent convictions in relation to indictable offences.

Not applicable.

  3. Details of any bankruptcies or individual voluntary arrangements of the Director.

Not applicable.

  4. Details of any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the Director was an executive director at the time of, or within the 12 months preceding, such events.

Not applicable.

  5. Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the Director was a partner at the time of, or within the 12 months preceding, such event.

Not applicable.

  6. Details of receiverships of any asset of the Director or of any partnership of which the Director was a partner at the time of, or within the 12 wmonths preceding, such event.

Not applicable.

  7. Details of any public criticisms of the Director by any statutory or regulatory authorities (including designated professional bodies) and whether the Director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Not applicable.

Martin George: Interests in the securities of British Airways Plc

1.	Ordinary shares	6,619

2.	Ordinary shares subject to restrictions:	n/a

3.	Ordinary Share Options (Nil paid for grant):	667,094

4.	Savings Related Share Option Schemes:	n/a

5.	Conditional Ordinary Share Options:	289,277